# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: City Therapeutics, Inc., CIK 0002143850
CUSIP: 178782108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 399 Binney Street, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 10/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,727,005; sole dispositive power 0; shared dispositive power 3,727,005; aggregate amount beneficially owned 3,727,005 (7% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,727,005; sole dispositive power 0; shared dispositive power 3,727,005; aggregate amount beneficially owned 3,727,005 (7% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,608,904; sole dispositive power 0; shared dispositive power 2,608,904; aggregate amount beneficially owned 2,608,904 (4.9% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,608,904; sole dispositive power 0; shared dispositive power 2,608,904; aggregate amount beneficially owned 2,608,904 (4.9% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,608,904; sole dispositive power 0; shared dispositive power 2,608,904; aggregate amount beneficially owned 2,608,904 (4.9% of the class)
  Comment: See Item 4
- Viking Global Opportunities Vintage IV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,118,101; sole dispositive power 0; shared dispositive power 1,118,101; aggregate amount beneficially owned 1,118,101 (2.1% of the class)
  Comment: See Item 4
- Viking Global Opportunities Vintage IV Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,118,101; sole dispositive power 0; shared dispositive power 1,118,101; aggregate amount beneficially owned 1,118,101 (2.1% of the class)
  Comment: See Item 4
- Viking Global Opportunities Vintage IV (Aggregator) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,118,101; sole dispositive power 0; shared dispositive power 1,118,101; aggregate amount beneficially owned 1,118,101 (2.1% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,727,005; sole dispositive power 0; shared dispositive power 3,727,005; aggregate amount beneficially owned 3,727,005 (7% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,727,005; sole dispositive power 0; shared dispositive power 3,727,005; aggregate amount beneficially owned 3,727,005 (7% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: City Therapeutics, Inc.
Address of issuer's principal executive offices: 399 Binney Street, Cambridge, Massachusetts 02142

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
Viking Global Opportunities Vintage IV GP LLC ("VGOVIV GP"),
Viking Global Opportunities Vintage IV Portfolio GP LLC ("VGOVIV Portfolio GP"),
Viking Global Opportunities Vintage IV (Aggregator) LP ("VGOVIV"),
O. Andreas Halvorsen and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOVIV GP and VGOVIV Portfolio GP are Delaware limited liability companies; VGOP and VGOVIV are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 3,727,005

VGI provides managerial services to VGOP and VGOVIV. VGI has the authority to dispose of and vote the shares of Common Stock that VGOP and VGOVIV directly own. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock that VGOP and VGOVIV directly own.

VGI beneficially owns 3,727,005 shares of Common Stock consisting of 2,608,904 and 1,118,101 shares of Common Stock directly owned by VGOP and VGOVIV, respectively.

Opportunities Parent: 3,727,005

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP (which consists of the shares of Common Stock that VGOP directly owns), and is the sole member of VGOVIV GP, which has the authority to dispose of and vote the shares of Common Stock controlled by VGOVIV Portfolio GP (which consists of the shares of Common Stock that VGOVIV directly owns). Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock that VGOP and VGOVIV directly own.

Opportunities Parent beneficially owns 3,727,005 shares of Common Stock consisting of 2,608,904 and 1,118,101 shares of Common Stock directly owned by VGOP and VGOVIV, respectively.

Opportunities GP: 2,608,904

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock that VGOP directly owns. In addition, Opportunities GP is the general partner of each of Viking Global Opportunities Intermediate LP, Viking Global Opportunities III LP, and Viking Global Opportunities LP. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns.

Opportunities GP beneficially owns 2,608,904 shares of Common Stock consisting of 2,608,904 shares of Common Stock directly owned by VGOP.

Opportunities Portfolio GP: 2,608,904

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock that VGOP directly owns. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns.

Opportunities Portfolio GP beneficially owns 2,608,904 shares of Common Stock consisting of 2,608,904 shares of Common Stock directly owned by VGOP.

VGOP: 2,608,904

VGOP has the authority to dispose of and vote the 2,608,904 shares of Common Stock that it owns, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

VGOVIV GP: 1,118,101

VGOVIV GP serves as the sole member of VGOVIV Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by VGOVIV Portfolio GP, which consists of the shares of Common Stock that VGOVIV directly owns. In addition, VGOVIV GP is the general partner of each of Viking Global Opportunities Vintage IV (Offshore) LP and Viking Global Opportunities Vintage IV (Onshore) LP. VGOVIV GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, VGOVIV GP may be deemed to beneficially own the shares of Common Stock that VGOVIV directly owns.

VGOVIV GP beneficially owns 1,118,101 shares of Common Stock consisting of 1,118,101 shares of Common Stock directly owned by VGOVIV.

VGOVIV Portfolio GP: 1,118,101

VGOVIV Portfolio GP serves as the general partner of VGOVIV and has the authority to dispose of and vote the shares of Common Stock that VGOVIV directly owns. VGOVIV Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, VGOVIV Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOVIV directly owns.

VGOVIV Portfolio GP beneficially owns 1,118,101 shares of Common Stock consisting of 1,118,101 shares of Common Stock directly owned by VGOVIV.

VGOVIV: 1,118,101

VGOVIV has the authority to dispose of and vote the 1,118,101 shares of Common Stock that it directly owns, which power may be exercised by VGOVIV Portfolio GP, and by VGI, an affiliate of VGOVIV Portfolio GP, which provides managerial services to VGOVIV.

Viking Global Opportunities Vintage IV (Offshore) LP (a Cayman Islands exempted limited partnership) and Viking Global Opportunities Vintage IV (Onshore) LP (a Delaware limited partnership) invest substantially all of their assets in VGOVIV.

O. Andreas Halvorsen and Rose S. Shabet: 3,727,005

Mr. Halvorsen and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. Neither Mr. Halvorsen nor Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock that VGOP and VGOVIV directly own.

Each of Mr. Halvorsen and Ms. Shabet beneficially owns 3,727,005 shares of Common Stock consisting of 2,608,904 and 1,118,101 shares of Common Stock directly owned by VGOP and VGOVIV, respectively.
Percent of class:
The percentages set forth herein are based on 53,387,834 shares of Common Stock expected to be outstanding upon closing of the Issuer's initial public offering (the "IPO") on October 19, 2026, as reported in the Issuer's prospectus on Form 424B4, filed with the Securities and Exchange Commission (the "Commission") on October 16, 2026, and assuming full exercise of the underwriters' overallotment option (which was confirmed in a press release published by the Issuer on October 19, 2026).

VGI: 7%
Opportunities Parent: 7%
Opportunities GP: 4.9%
Opportunities Portfolio GP: 4.9%
VGOP: 4.9%
VGOVIV GP: 2.1%
VGOVIV Portfolio GP: 2.1%
VGOVIV: 2.1%
O. Andreas Halvorsen and Rose S. Shabet: 7%
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOVIV GP: 0
VGOVIV Portfolio GP: 0
VGOVIV: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 3,727,005
Opportunities Parent: 3,727,005
Opportunities GP: 2,608,904
Opportunities Portfolio GP: 2,608,904
VGOP: 2,608,904
VGOVIV GP: 1,118,101
VGOVIV Portfolio GP: 1,118,101
VGOVIV: 1,118,101
O. Andreas Halvorsen and Rose S. Shabet: 3,727,005
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOVIV GP: 0
VGOVIV Portfolio GP: 0
VGOVIV: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 3,727,005
Opportunities Parent: 3,727,005
Opportunities GP: 2,608,904
Opportunities Portfolio GP: 2,608,904
VGOP: 2,608,904
VGOVIV GP: 1,118,101
VGOVIV Portfolio GP: 1,118,101
VGOVIV: 1,118,101
O. Andreas Halvorsen and Rose S. Shabet: 3,727,005

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2) (10/26/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2) (10/26/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2) (10/26/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2) (10/26/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2) (10/26/2026)
- Viking Global Opportunities Vintage IV GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Vintage IV GP LLC (1)(2) (10/26/2026)
- Viking Global Opportunities Vintage IV Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Vintage IV Portfolio GP LLC (1)(2) (10/26/2026)
- Viking Global Opportunities Vintage IV (Aggregator) LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Vintage IV (Aggregator) LP (1)(2) (10/26/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (10/26/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (2) (10/26/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES VINTAGE IV GP LLC, VIKING GLOBAL OPPORTUNITIES VINTAGE IV PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES VINTAGE IV (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES VINTAGE IV GP LLC, VIKING GLOBAL OPPORTUNITIES VINTAGE IV PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES VINTAGE IV (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).